Filed pursuant to Rule 433

Registration No. 333-127955

HomeBanc Corp.

2,000,000 shares

10% Series A Cumulative Redeemable Preferred Stock liquidation preference of $25.00 per share

Term sheet dated February 2, 2006

Issuer:	HomeBanc Corp. (NYSE: HMB)

Security:	10% Series A Cumulative Redeemable Preferred Stock

Type of Security:	SEC registered

Size:	2,000,000 shares; $50,000,000

Over-Allotment Option:	300,000 shares

Maturity:	Perpetual

Dividend Yield:	10% of the liquidation preference per year, or $2.50 per share per year, cumulative from date of original issuance (subject to step-up provision described in the prospectus supplement)

Dividend Payment Dates:	3/31, 6/30, 9/30 and 12/31, commencing 3/31/06

Optional Redemption:	On and after 3/31/11 (subject to the special optional redemption right described in the prospectus supplement)

Trade Date:	2/2/06

Settlement Date:	2/7/06 (T+3)

Public Offering Price:	$25.00 per share

Sole Bookrunner:	J.P. Morgan Securities Inc.

Co-Manager:	A.G. Edwards & Sons, Inc.

Selling Concession and Reallowance:	$0.50 and $0.45 per share, respectively

CUSIP:	43738R 20 8

Expected Listing:	NYSE: HMB PrA

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. collect at 1-212-834-4533.